FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June 2012

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a report by Registrant dated June 12, 2012, announcing that it’s wholly owned subsidiary, Wavestream®, has been selected by Harris CapRock to supply Ku-band solid state power amplifiers for integration into end-to-end VSAT antenna systems onboard its maritime customers’ vessels, including those within the cruise market.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated June 12, 2012	By:	/s/ Alon Levy
Alon Levy
VP, General Counsel

Gilat’s Wavestream Amplifiers Selected by
Harris CapRock for Cruise Ship VSAT Antenna Systems

- Systems provide high performance, reliable satellite connectivity to improve maritime passenger experience -

Petah Tikva, Israel, 12 June, 2012 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that its wholly owned subsidiary Wavestream® has been selected by Harris CapRock Communications, a premier global provider of managed solutions for remote and harsh environments, to supply Ku-band solid state power amplifiers for integration into end-to-end VSAT antenna systems onboard its maritime customers’ vessels, including those within the cruise market.

As part of the agreement, Wavestream will deliver Harris CapRock 100W Ku-band Block Upconverters (BUCs) and 200W Ku-band BUCS.

“Wavestream’s Ku-band amplifiers are an important part of the VSAT antenna systems that we are providing our maritime customers to improve communications performance and to ensure constant connectivity services for both passengers and crew,” said Rick Simonian, president of Maritime Solutions, Harris CapRock.

Last month Harris CapRock announced that it signed a five-year agreement with cruise operator Royal Caribbean Cruises Ltd. to provide communications services onboard its fleet of 34 ships.

“Providing constant connectivity is critical to the cruise line industry, helping enhance the overall passenger experience and improving crew moral while at sea,” stated Gary Echo, Vice President of Business Development at Wavestream. “Wavestream’s reputation for designing compact, highly reliable and efficient solid state amplifiers made us a clear choice for integration into Harris CapRock’s VSAT antenna systems. Our ability to create and deliver, in volume, products that are designed and tested to meet  strenuous requirements for temperature, shock and vibration is critical to meet both our customer’s and their customers expectations for constant connectivity whenever they need it, and wherever they may be.”

Thousands of Wavestream Ku-band products have been shipped worldwide to support a variety of military, defense and broadcast satellite communications systems. The 100W and 200W Ku-band products are based on Wavestream’s patented Spatial advantEdge™ technology to provide efficient, high power output in smaller, lighter product packages suitable for fixed and flyaway antenna systems. Each product is designed and tested over a range of frequency and temperature, and has a field-proven track record for performance and reliability in some of the most extreme environments.

- xxx –

About Harris CapRock Communications
Harris CapRock Communications is a premier global provider of managed satellite and terrestrial communications solutions, specifically for remote and harsh environments including the energy, government and maritime markets. Harris CapRock owns and operates a robust global infrastructure that includes teleports on six continents, five 24/7 customer support centers, local presence in 23 countries, and over 275 global field service personnel supporting customer locations across North America, Central and South America, Europe, West Africa and Asia Pacific.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions.

For more information, please visit us at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Karen Johnson, Wavestream
+1 (858) 345-5462
karen.johnson@wavestream.com

David Leichner
Gilat Satellite Networks
+1 516 478 9697
davidl@gilat.com